SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

________________

SILICOM  LTD.

 (Translation of Registrant's name into English)

________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Attached hereto and incorporated by reference herein is Registrant's press release dated January 24th, 2011 announcing Registrant's fourth quarter financial results.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  January 24th, 2011

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

BLOW-OUT RECORD QUARTER FOR SILICOM:
$9.9M REVENUES, $2.0M NET INCOME, $0.28 DILUTED EPS

– Strong Performance of All Growth Engines Represents Powerful Base for
Continued Significant Growth in 2011 –

KFAR SAVA, Israel—January 24, 2011--Silicom Ltd. (NASDAQ and TASE: SILC) today reported financial results for the fourth quarter and twelve months ended December 31, 2010.

Financial Results

Silicom’s Q4 revenues reached $9.9 million, a new record for the Company. This is an increase of 45% compared with $6.8 million in the fourth quarter of 2009 and 34% compared with $7.4 million in the third quarter of 2010.

Net income was a record $2.0 million or $0.28 per diluted share ($0.29 per basic share), up 45% compared with $1.4 million, or $0.19 per diluted share ($0.20 per basic share), for the fourth quarter of 2009, and 36% compared with $1.4 million or $0.21 per basic and diluted share for the third quarter of 2010.

For the twelve-month period, revenues were a record $30.4 million, up 48% compared with $20.5 million in 2009. Net income for the year increased by 103% to $5.7 million, or $0.82 per diluted share ($0.84 per basic share) compared with $2.8 million, or $0.41 per diluted share ($0.42 per basic share), for 2009.

As of December 31, 2010, the Company’s cash, cash equivalents, bank deposits and marketable securities totaled $45.8 million, or $6.66 per outstanding share.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “We are extremely excited to announce our fourth quarter results - our best ever from every perspective. Q4 revenues rose 45% year-over-year and 34% on a sequential basis, capping off a fantastic 48% increase for the year as a whole, a much faster growth than our markets. Our performance demonstrates the power of a winning combination: our strong base of 70+ OEM customers (many of them industry leaders that offer virtually unlimited potential for additional growth), industry-leading products, and our reputation for out-of-the-box innovation.

“As they have throughout the year, all of our growth engines delivered spectacularly. We continued to secure new customers and succeeded in penetrating new divisions of existing customers. We introduced and sold new products to both current and new customers, and achieved major wins with our SETAC product line. In addition, we enjoyed increased demand from all of our target market segments, which are growing faster than ever due to increased demand for bandwidth-hungry cloud computing and virtualization environments.”

Mr. Orbach concluded, “All indications point toward a continued strengthening of these positive trends in 2011. With strong markets, growing demand for our products, and the exciting momentum of our new SETAC product line, we are confident that we will continue growing Silicom in 2011 and beyond.”

##

Conference Call Details:

Silicom’s Management will host an interactive conference today, January 24th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141

UK: 0 800 917 5108

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd. Consolidated Balance Sheets
 (US$ thousands)

	December 31, 2010	December 31, 2009
Assets

Current assets
Cash and cash equivalents	$6,657	$7,253
Short-term bank deposits	9,209	7,253
Marketable securities	8,162	10,425
Accounts receivables: Trade, net	6,762	5,172
Accounts receivables: Other	555	371
Inventories	8,140	4,677
Deferred tax assets	50	233
Total current assets	39,535	35,384

Marketable securities	21,773	18,308
Assets held for employees’ severance benefits	1,302	1,105
Deferred tax assets	219	192
Property, plant and equipment, net	650	602

Total assets	$63,479	$55,591

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$3,753	$2,261
Other accounts payable and accrued expenses	2,074	2,138
Total current liabilities	5,827	4,399

Liability for employees’ severance benefits	2,222	1,967

Total liabilities	8,049	6,366

Shareholders' equity
Ordinary shares and additional paid-in capital	34,664	34,174
Treasury shares	(38)	(38)
Retained earnings	20,804	15,089
Total Shareholders' equity	55,430	49,225
Total liabilities and shareholders equity	$63,479	$55,591

Silicom Ltd. Consolidated
Statements of Income

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2010	2009	2010	2009
Sales	$9,880	$6,822	$30,399	$20,526
Cost of sales	5,859	4,121	17,490	12,461
Gross profit	4,021	2,701	12,909	8,065

Research and development expenses	945	754	3,280	2,716
Selling and marketing expenses	667	521	2,207	1,821
General and administrative expenses	469	345	1,523	1,313
Total operating expenses	2,081	1,620	7,010	5,850

Operating income	1,940	1,081	5,899	2,215

Financial income, net	123	182	617	909
Income before income taxes	2,063	1,263	6,516	3,124
Income taxes	109	(87)	801	305
Net income	$1,954	$1,350	$5,715	2,819

Basic income per ordinary share	$0.29	$0.20	$0.84	$0.42

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,853	6,791	6,821	6,720

Diluted income per ordinary share	$0.28	$0.19	$0.82	$0.41

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,985	6,930	6,938	6,843